At a meeting of the Directors of Cleveland-Cliffs Inc held on May 9, 2006, the following resolution was adopted by the Directors pursuant to section 1701.70(B)(9) and (B)(10) of the Ohio Revised Code:

RESOLVED: That pursuant to Sections 1701.70(B)(9) and (10) of the Ohio Revised Code, the Directors hereby adopt an amendment to the portion of Article FOURTH of the Articles that precedes Division A (1) to change each issued and unissued authorized Common Share into two Common Shares, (2) to proportionately increase the authorized number of Common Shares from 56,000,000 to 112,000,000 shares, and (3) to decrease the par value of the issued and unissued Common Shares from $0.50 per share to $0.25 per share in order to prevent an increase in the aggregate par value of the outstanding Common Shares as a result of the Stock Split, so that as amended said portion of Article FOURTH shall read in its entirety as follows:

“FOURTH: The maximum number of shares the Corporation is authorized to have outstanding is One Hundred Nineteen Million (119,000,000) shares, consisting of the following:

(a) Three Million (3,000,000) shares of Serial Preferred Stock, Class A, without par value (“Class A Preferred Stock”);

(b) Four Million (4,000,000) shares of Serial Preferred Stock, Class B, without par value (“Class B Preferred Stock”); and

(c) One Hundred Twelve Million (112,000,000) Common Shares, par value $0.25 per share (“Common Shares”).

Each Common Share issued or unissued at the close of business on the date on which this amendment becomes effective shall automatically be changed into two Common Shares. Upon the effectiveness of this amendment, each certificate representing Common Shares immediately prior to the effectiveness of this amendment shall continue to represent the same number of Common Shares from and after the effectiveness of this amendment, and as soon as practicable thereafter there shall be distributed to each holder of record of Common Shares at the close of business on the date on which this amendment becomes effective a notification regarding the additional Common Share(s) issued to such holder, which additional Common Share(s) will be issued in book-entry form.”